

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

<u>Via E-mail</u>
Bruce Van Saun
Group Financial Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

  Re: The Royal Bank of Scotland Group plc
      Form 20-F for the Fiscal Year Ended December 31, 2010
      Filed March 31, 2011
      Form 20-F/A for the Fiscal Year Ended December 31, 2010
      Filed July 20, 2011
      Form 6-K
      Filed August 12, 2011
      File No. 001-10306

Dear Mr. Van Saun:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Business review

Organizational structure and business overview, page 5

1.   We note that your Non-Core division separately manages assets that you intend to run off or dispose of. We also note your disclosure on page 6 that in order to comply with EC State Aid requirements you have agreed to a series of restructuring measures, which include divesting of RBS Insurance. Given your intention to dispose of this business, please tell us and clarify in future filings why its operations have not been transferred to the Non-Core division.

Risk and balance sheet management

Funding and liquidity risk, page 74

2.   We note your disclosure on page 78 of your liquidity portfolio as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the liquidity portfolio as of the balance sheet dates, please revise your future filings to also disclose the average amounts of your liquidity portfolio during the period.

Net stable funding ratio, page 79

3.   We note your presentation of the net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. Given that this metric is not yet required by a government, governmental authority or self-regulatory organization, it would appear to be a non-GAAP financial measure for purposes of Item 10 of Regulation S-K. Thus, please revise future filings to label the measure as non-GAAP and provide further clarifying disclosures regarding the use of the metric. For example, to the extent that there is a minimum threshold or goal to be achieved for the metric, please state that fact, and please disclose any significant judgments that went into the calculation of the metric given the limited regulatory guidance available about the requirements for this measure.

Risk Management: Credit Risk

Commercial real estate, page 96

4.   We note your disclosure on page 97 that £9.2 billion of your commercial real estate portfolio is receiving heightened credit oversight under the Group watchlist process. Please clarify how your "watch" loans relate to loans disclosed in the risk element in

lending (REIL) and potential problem loan categories. Please also clarify whether you
have watchlist loans in some of your other loan portfolios, and if so, tell us why you do
not provide disclosure of those amounts.

Citizens real estate, page 99

5.   We note your disclosure that Citizens has $28.5 billion of home equity loans and lines
(first and second lien), segregated between Core of $23.7 billion and Non-Core of $4.8
billion. You also state that Home Equity Core consists of 46% first lien position while
Non-Core consists of 97% second lien position. Please respond to the following:
   - For those loans that are secured by a second lien, tell us whether you have the ability
to track whether the first lien is in default if you do not hold or service it. If not, tell
us the steps you take to monitor the credit quality of the first lien and how you factor
your ability, or lack thereof, to do this in your determination of the appropriate level
of provision for impairment losses on loans and advances.
   - Tell us the key differences between the second lien position home equity loans you
have classified as part of Home Equity Core versus the second lien position home
equity loans classified as part of Non-Core. As part of your response, please tell us
whether the provision for impairment loss methodology is different for these
portfolios and whether different delinquency or credit trends exist.

Movement in REIL and PPL, page 122

6.   We note your roll forward illustrating movement in the risk element in lending (REIL)
and potential problem loan (PPPL) categories. In future filings, in order to better
illustrate the credit risk management of these categories, please provide further breakout
of the "disposal, restructurings and repayments" line item to at least separate out
"repayments" from the rest of the items within the line item.

Market risk, page 133

7.   We note your discussion on page 133 regarding the limitations of the historical
simulation VaR methodology. In light of these limitations, please tell us whether you
considered using a Monte Carlo simulation which randomly generates new market factors
based on a chosen distribution, instead of the historical simulation model that uses
historical moves for each market factor replayed exactly how they occurred.

8.   Please provide proposed disclosure to be included in future filings that discusses the
rationale of diversification benefits and how they are calculated for both your trading and
non-trading portfolios.

9.   We note that your VaR model assumes a time horizon of one trading day and a
confidence level of 99% which implies that trading losses should not exceed VaR more

than 1 out of every 100 trading days. We also note your disclosure that you maintained a green model status throughout 2010 which, based on FSA definitions, indicates that you had four or less back-testing exceptions during the year. Please tell us and consider revising your future filings to quantify the actual number of days during each period that trading losses exceeded VaR. Additionally, as part of your response, please clarify whether if you had no back-testing exceptions during the year whether that would require further analysis and research to validate your model, given that some back-testing exceptions would appear to be normal given a 99% confidence level.

Other risk exposures, page 144

Conduits, page 158

10. Please revise your future filings to clarify, if true, that you are not a party to any off-balance sheet conduits other than to the extent that you provide liquidity commitments to multi-seller conduits sponsored by other banks. To the extent that you do hold interests in unconsolidated conduits, please explain how you determined that such conduits were not required to be consolidated.

11. Please tell us and revise your future filings to reconcile the amounts reported in the tables on pages 158 and 159, particularly with respect to the undrawn liquidity facilities and total exposure. Please also clarify your disclosure and footnote three related to the maximum exposure to loss, where you appear to include all liquidity and credit enhancements to the conduits, but exclude the program wide credit enhancements (PWCE). Please confirm this is due to the fact that the PWCE in all cases are provided by a third party and clarify whether the PWCE relates at all to the column titled "liquidity for third parties" on page 159, and if so, how.

Accounting policies, page 216

12 – Insurance, page 219

12. We note that under IFRS 4 you may retain your accounting policies for insurance contracts that were used prior to your first time adoption of IFRS until such time that the IASB completes the second phase of its project on insurance contracts. Please tell us the body of GAAP that you follow to account for your insurance contracts. Please also confirm whether you have made any changes to your insurance accounting policies since your initial adoption of IFRS.

13 – Provisions, page 220

13. We note your accounting policy disclosure regarding provisions on page 220. We further note that you provide a narrative discussion in Note 34 regarding certain contingencies,

including those related to litigation matters. However, it appears that you have not provided the quantitative disclosures required by paragraph 84 of IAS 37 for each class of provision, including those related to litigation matters. Please tell us, and revise your future filings to provide the required disclosures.

Notes on the accounts

Note 1 – Net interest income, page 228

14.   Please clarify what the line item "internal funding of trading businesses" represents and why it reduces consolidated interest payable. Please also tell us why the amount has decreased so substantially between 2008 and 2010.

Note 2 – Non-interest income (excluding insurance net premium income), page 229

15.   We note that you disclose your fee and commission income on a gross basis in the table on page 229. Based on your accounting policy disclosure on page 217 it appears that your fee and commission income is generated from various fee-based businesses including payment services, card-related services, insurance brokerage and investment management. In the interest of transparency and in an effort to more clearly understand how these distinct businesses impact your operating results, please revise your disclosure in future filings to separately quantify the fee and commission income generated from each of these businesses.

16.   We note your disclosure in footnote (1) to the table on page 229 which describes the significant components of your trading income/(loss) as well as the types of products that generate such gains and losses. Given the volatility experienced from period to period from this revenue source – particularly with respect to your credit products – please revise your disclosure in future filings to describe the significant drivers of your trading income/(loss) for each major product type. For example, if a customer requests a foreign exchange swap, describe the process you take to fulfill the customer order (e.g, sell them a swap from your inventory, facilitate the transaction with a third party, take the other side of the swap transaction yourself, etc) and how you earn a profit on the transaction (e.g., transaction fees, bid-ask spread, etc). Also explain how funding costs are captured in your trading income/(loss). Finally, given the significance of the "other" category, and the fluctuations from period to period, please consider disaggregating the category further to separate out commodities and equities so any trends in these categories can be better observed.

<u>Note 11 – Financial instruments – classification, page 241</u>

17.   Please revise your future filings to provide the disclosures required by paragraphs 10-11 of IFRS 7 with respect to all financial liabilities designated as at fair value through profit or loss, including debt securities in issue and subordinated liabilities.

<u>Note 12 – Financial instruments – valuation, page 251</u>

18.   We note that certain of your disclosures describing your valuation techniques are very technical and may not be easily understood by the average reader. For example, when describing your methodology for making bid-offer adjustments you use terms such as calendar and cross strike netting as well as delta and vega risk. Please consider simplifying such disclosures in future filings and provide us with additional information that clarifies the technical terms used. Additionally, specifically as it relates to netting across risk buckets, you state that you will net where long and short risk in two different buckets can be closed out in a single market transaction at less cost than by way of two separate transactions. Please clarify whether you have the intention to settle the contracts in this fashion, and if not, please tell us how you concluded it was appropriate to factor the netting into the valuations.

<u>Fair value of financial instruments not carried at fair value, page 265</u>

19.   We note your disclosure regarding your loans and advances to banks and customers. Your disclosure indicates that fair value is estimated by grouping loans into homogenous portfolios and applying a discount rate to the cash flows, with the discount rate based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics. Please tell us in more detail how expected credit losses were factored into the assumption. For example please explain whether the cash flows used were reduced to the level of expected cash flows at the portfolio groupings, or whether contractual cash flows were used, and then the discount rate was applied.

<u>Note 15 – Derivatives, page 270</u>

20.   We note that you present your credit derivatives in total in the table on page 271. In the interest of transparency, please revise your future filings to separately disclose your credit derivatives in terms of protection purchased and protection sold. Please also consider disclosing in future filings the extent to which such derivative activity was for the following purposes:

- Providing default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

- Creating new credit exposure for your own trading purposes;

- Reflecting credit exposures taken for the benefit of your clients; and

- Providing an offset to credit exposure taken for the benefit of clients.

21.   As a related matter, we note your disclosures on pages 151 – 155 regarding the various counterparties from which you have purchased credit protection, including HM Treasury, monoline insurers, credit derivative product companies and other counterparties. Please revise your future flings to quantify the notional amounts and fair values of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

Note 19 – Intangible assets, page 276

Impairment review, page 277

22.   We note as part of a reorganization of your organizational structure during 2009 you created a non-core division which is comprised of certain lines of business, portfolios and assets that you intend to run off or sell. We also note based on the table on page 322, that the goodwill allocated to this segment decreased from £4.3 billion as of January 1, 2008 to £15 million as of December 31, 2010 primarily as a result of goodwill write-downs during 2008. Please explain in detail how you determined the amount of goodwill to be reallocated to the non-core division upon your restructuring in 2009 considering the guidance in paragraph 87 of IAS 36.

Note 30 – Reserves, page 302

23.   We note your discussion of the merger reserve on page 302 as well as your rollforward of this reserve within your Statement of changes in equity. Please provide us with more information about this reserve, including its purpose, the types of share activity that flow through this reserve and the rules governing the activity. Please also cite any relevant accounting guidance or regulatory guidance related to the application of the merger reserve.

Note 32 – Collateral and securitizations, page 305

24.   We note your disclosure of securitized assets and the related retained interests, subordinated assets and related liabilities. In accordance with paragraph 13 of IFRS 7, please tell us the nature of the assets and the nature of the risks and rewards of ownership to which you remain exposed.

Note 34 – Memorandum Items, page 307

Payment Protection Insurance, page 311

25.   We note your discussion of the investigations and review of the Payment Protection
        Insurance (PPI) industry and the various orders and rules imposed as a result of these
        reviews. Please respond to the following:
        • Tell us whether you continue to offer these policies, and if not, when you stopped
          offering them;

        • Tell us and revise future filings to disclose your accounting policies for these
          insurance products. Specifically, please address the following items in your
          response along with any other information you believe is pertinent, including
          where the insurance liability is reported on the face of your balance sheet and
          where the associated insurance revenues and expenses are recorded within your
          income statement;

        • Tell us whether the PPI business is part of the RBS Insurance segment that you
          are required to dispose of as part of implementing the State Aid restructuring
          plan;

        • We note that you recorded an additional £850 million reserve (in excess of the
          £100 million previously existing reserve) related to PPI claims during the second
          quarter of 2011. Please explain in more detail how this estimate was developed,
          and whether it solely consists of amounts expected to be reimbursed to purchasers
          of the PPI policies or other provisions as well; and

        • Tell us in more detail how you concluded that a portion of the £850 million
          additional amount accrued during the second quarter of 2011 did not meet the
          criteria for recognition in the first quarter of 2011. In this regard, we note your
          disclosure on your Form 6-K filed on May 9, 2011 that the British Bankers
          Association (BBA) announced on May 9, 2011 that they would not appeal the
          High Court's decision issued on April 20, 2011, and thus, at that date, you
          concluded that the additional £850 million would be required. We also note your
          disclosure in your first quarter of 2011 results filed May 6, 2011 that you were not
          able to reliably estimate the amount of your potential obligation, but then such
          estimate was made three days later and filed on Form 6-K. As part of your
          response, please tell us when you were first aware that the BBA was not going to
          appeal the High Court's decision.

Bruce Van Saun
The Royal Bank of Scotland Group plc
August 18, 2011
Page 9

Risk Factors, page 352

"The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly….", page 358

26.   We note your disclosure that any future reduction in the long-term or short-term credit ratings of the company or one of its principal subsidiaries would further increase your borrowing costs, require you to replace funding lost, may limit your access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. In the interest of transparency, please quantify the additional collateral that could be required to be posted in the event of further reductions in your credit ratings.

"Each of the Group's businesses is subject to substantial regulation and oversight…", page 362

27.   We note that you cite requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank as regulatory changes that could have a material adverse effect on your operations. We further note that you have included a range of businesses and asset portfolios primarily from the GBM division linked to proprietary trading in your Non-Core division which manages separately assets that you intend to run off or dispose of. Please tell us and revise your disclosure in future filings to provide the following:

- Clarify the extent to which your proprietary trading activities will be subject to the Volcker rule under the U.S. Dodd-Frank Act. In this regard, please provide your analysis of the applicability of the Volcker rule to your operations conducted both within and outside the U.S.; and
- Clarify whether the proprietary trading operations classified within your Non-Core division represent all proprietary trading activities or only those that you intend to wind down or sell.

Form 6-K filed August 12, 2011

Analysis of results, page 13

Global Transaction Services, page 34

28.   We note your disclosure that Q2 2011 impairment losses of £54 million were largely related to a single provision. Please tell us whether you had previously identified this loan as a potential problem loan (PPL), as part of your REIL category, or as part of your

watchlist loans. If not, please tell us in more detail the circumstances surrounding this large impairment during Q2 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant